Exhibit 21.1
SUBSIDIARIES OF NEXTPOWER INC.

Subsidiary Name	Jurisdiction
Nextpower Australia Pty Ltd	Australia
Nextracker Solar Pty Ltd	Australia
Nextpower Brasil Ltda.	Brazil
Nextpower Technologies Canada Inc.	Canada
Nextpower (Shanghai) Co., Ltd	China
Nextpower India Private Limited	India
Nextracker Israel Ltd.	Israel
Nextracker Italia S.r.l.	Italy
Nextpower Mexico Renewables, S. de R.L. de C.V.	Mexico
Nextpower Arabia	Saudi Arabia
Nextracker Saudi Energy LLC	Saudi Arabia
Nextracker KSA Renewables	Saudi Arabia
Nextpower Iberia Holding S.L.	Spain
Nextracker Spain, S.L.	Spain
Nextracker Switzerland GmbH	Switzerland
NXT Energy Middle East FZCO	United Arab Emirates
Nextracker International Holdings LLC	Delaware, United States
Nextracker International Holdings II LLC	Delaware, United States
Nextpower LLC	Delaware, United States
Nextpower Robotics and Services, Inc.	Delaware, United States
Yuma Subsidiary Inc.	Delaware, United States